Exhibit 99.1

GOLDCORP EARNINGS MORE THAN DOUBLE IN THE FIRST QUARTER

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    Toronto Stock Exchange: G                  New York Stock Exchange: GG
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    (All Amounts in $US unless stated otherwise)
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VANCOUVER, May 4 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) today reported operating cash flows of $586 million for the first quarter of 2011 based on gold production of 637,600 ounces at a total cash cost(1) of $188 per ounce. Reported net earnings from continuing operations in the quarter were $651 million compared to $232 million in the first quarter of 2010. Adjusted net earnings from continuing operations(2) were $397 million, or $0.50 per share, compared to $159 million, or $0.22 per share, in the first quarter of 2010.

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    First Quarter 2011 Highlights
        -  Revenues increased 69% over the 2010 first quarter, to $1.2 billion, on gold sales of 627,300 ounces.
        -  Operating cash flow increased 108% over the 2010 first quarter, to
           $586 million or $0.73 per share.
        -  Adjusted net earnings increased 150% over the 2010 first quarter, to $397 million or $0.50 per share.
        -  Average realized gold price increased 26% over the 2010 first quarter, to $1,394 per ounce.
        -  Gold and silver sales account for 86% of first quarter revenues.
        -  Cash costs totaled $188 per ounce on a by-product basis and $504 per ounce on a co-product basis.
        -  After investment of $352 million capital in growth projects and existing mines, free cash flow(3) totaled $234 million for the quarter.
        -  Dividends paid amounted to $75 million.
        -  Quarter end cash balance of $1.3 billion; net cash position of
           $575 million.
        -  Cerro Negro feasibility study update enhances gold production growth profile.
        -  Positive study results at Éléonore and Cochenour projects advance development of next generation Canadian growth projects.
    >>
"Operational strength throughout Goldcorp's mine portfolio and a record high realized gold price resulted in a strong first quarter and a great start to 2011," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "Growth in adjusted earnings and cash flow of 150% and 108%, respectively, from the first quarter of 2010, while realized gold prices increased 26% over the same period, highlights the strong leverage to gold price enjoyed by Goldcorp shareholders. Operationally, Red Lake Mine in Ontario anchored solid gold production while another record performance at Los Filos in Mexico further established its position as a key contributor to our asset portfolio. Our first quarter gold production at a cash cost of just $188 per ounce on a by-product basis was driven by continued work on cost containment throughout the organization in light of inflationary pressures as well as strong by-product metals prices. We remain comfortable with 2011 gold production guidance of between 2.65 million and 2.75 million ounces of gold, but if the improving trend in cash costs continues we may revisit our guidance of between $280 - $320 per ounce cash costs as the year progresses. Amid the current precious metals price environment, Goldcorp continues to provide the best gold margins in the industry. Also during the first quarter, we were pleased to present detailed development plans for Cerro Negro, Éléonore and Cochenour - three important new growth projects that will anchor our 60% growth in gold production to 4 million ounces in 2015."

Financial Review

Gold sales in the first quarter were 627,300 ounces on production of 637,600 ounces. This compares to sales of 544,200 ounces on production of 600,100 ounces in the first quarter of 2010. Total cash costs were $188 per ounce of gold on a by-product basis. On a co-product basis, cash costs were $504 per ounce.

Reported net earnings from continuing operations in the quarter were $651 million compared to $232 million in the first quarter of 2010. Adjusted net earnings from continuing operations in the first quarter totaled $397 million, or $0.50 per share, compared to $159 million or $0.22 per share, in the first quarter of 2010. Adjusted net earnings primarily exclude the gains from the foreign exchange translation of future income tax liabilities and the disposition of the Osisko shares, the two mark to market losses relating to a term silver sales contract and the conversion feature of convertible senior notes but include the impact of non-cash stock option expenses which amounted to approximately $22 million or $0.03 per share for the quarter. Operating cash flow was $586 million compared to $282 million in last year's first quarter. Included in the operating cash flows is a non-cash working capital add back of $108 million of current income taxes payable which will be paid over the balance of 2011. Gold margin4 was $1,206 per ounce of gold sold.

Mexico: Penasquito Reaches Design Capacity; Los Filos Sets Another Production Record

On March 30, 2011, Penasquito achieved its designed milling capacity of 130,000 tonnes per day. Mill throughput averaged 94,400 tonnes per day for the month of March. Second quarter activities will be directed towards stabilizing plant performance at full capacity of 130,000 tpd. Gold and silver production totaled 57,600 and 4,374,400 ounces, respectively, for the first quarter. Lead and zinc production for the first quarter totaled 36.5 million pounds and 55.6 million pounds, respectively. Strong by-product silver, lead, and zinc credits contributed to by-product cash costs during the quarter of negative $1,488 per ounce of gold.

Exploration drilling commenced early in the second quarter of 2011, with the main objectives being to test the continuity of the gold, silver, zinc, and lead manto resources and the extension of the underground potential below and outside of the Penasquito open pit.

Record quarterly gold production of 94,600 ounces at Los Filos during the first quarter was 11% higher than the previous quarter. Increased ore processed through the crushing and agglomeration plant drove higher grades and recoveries. Construction of a fourth stage of the heap leach pad commenced during the fourth quarter of 2010 and is on target for completion late in the second quarter of 2011. Plans for further expansion of leaching capacity at Los Filos are under development amid continued ongoing successful gold reserve additions.

Canada: New Opportunities at Long-Lived Gold Mines

At Red Lake, gold production was 186,100 ounces during the first quarter at total cash costs of $322 per ounce. During the quarter, accelerated diamond drilling activities continued to successfully extend the High Grade Zone below the 52 level. A significant amount of exploration and development is also continuing to bring the Upper Red Lake and Far East zones into sustained production, both as alternate sources of ore and to complement the fill the mills program.

First quarter gold production at Musselwhite in Ontario was 67,300 ounces at a total cash cost of $621 per ounce. Exploration in the first quarter of 2011 focused on further definition of the Lynx zone, both from surface and underground drill platforms. Surface drilling was conducted at 0.8km and 1.2km north of the resource boundary of the Lynx zone, targeting the down plunge extent to provide confirmation of the Lynx projection. Underground drilling has focused on extending the Lynx resource to the north and south.

At Porcupine in Ontario, gold production during the first quarter totaled 59,800 ounces at a total cash cost of $733 per ounce. The Hoyle Pond Deep project continued to progress, the completion of which will enable access to newly-discovered zones of gold mineralization and enhance operational flexibility and efficiencies throughout the Hoyle Pond underground complex.

Commitment to Sustainable Prosperity Continues in Guatemala

At Marlin in Guatemala gold production was 77,800 ounces at a total cash cost of negative $324 per ounce. Silver production totaled 1,769,000 ounces. Gold and silver production was 16% and 18% lower than the fourth quarter 2010, respectively.

Operations at Marlin continue normally pending conclusion of the Guatemalan government's administrative process which was prompted by precautionary measures issued by the Inter-American Commission on Human Rights (IACHR). Goldcorp strongly believes the IACHR's action is based on environmental allegations that are demonstrably without merit. The government's responses to the IACHR expressly confirm that studies conducted by the Ministry of Energy and Mines, the Ministry of Health and Social Welfare, and the Ministry of Environment and Natural Resources in Guatemala demonstrate there is no evidence of pollution or ill effects to public health or the environment as a result of operations at Marlin. On May 3, 2011, Goldcorp and Montana published a second update on the implementation of the Human Rights Assessment that was published in May 2010. This update and the other HRA documents are available on the Company's website at www.goldcorp.com/corporate_responsibility/reports/. In addition, among the other significant initiatives undertaken by the Government of Guatemala and supported by Goldcorp are the initiation of a mesa de dialogo (roundtable discussion) with participation by representatives of the Municipalities of San Miguel Ixtahuacan and Sipacapa, the national government, and Goldcorp; the confirmation of Guatemala's acceptance as a candidate country by the Extractive Industries Transparency Initiative; and Guatemala's issuance of a proposed regulation to implement a consultation process with indigenous people in compliance with Convention 169 of the International Labor Organization. The Company expects that normal operations at the Marlin mine will continue as the government continues to engage with the IACHR.

Industry-Best Project Pipeline Advances

At the Cerro Negro project in Argentina, recently announced results from an updated feasibility study and a new development plan have detailed a more than doubling of the plant throughput to 4,000 tonnes per day, contributing to an average of 550,000 ounces of gold production per year over the first five full years. Average cash costs during the first five years of production are expected to be less than $200 per ounce of gold. Based only on existing reserves, annual gold production is expected to average 340,000 ounces per year at cash costs of approximately $290 per ounce over a 12-year mine life. The mining of multiple veins creates significant flexibility for optimization of the mine plan as additional reserves are developed.

The Eureka, Mariana Central and Mariana Norte veins will comprise the initial sources of production at Cerro Negro. Development of the decline at the Eureka vein has already been advanced to more than 900 metres. The declines at Mariana Central and Mariana Norte are expected to commence construction in the fourth quarter of 2011 following the issuance of necessary permits. Exploration drilling continues, with a total of 10 drill rigs expected on site during the second quarter.

At the Pueblo Viejo project in the Dominican Republic construction continues advancing with first production expected in the first quarter of 2012. Overall construction is 55% complete and about 80% of the pre-production capital budget of $3.3 - $3.5 billion (100% basis) has been committed. The environmental permits for temporary power sources, necessary for commissioning to commence in Q4 2011, were secured during the quarter. Two of the four autoclaves have been brick-lined in preparation for operation. About 85% of the planned concrete has been poured, approximately 85% of the steel has been erected and more than 3.2 million tons of ore have been stockpiled. Work continues toward achieving key milestones including the connection of power to the site.

At the Éléonore project in Quebec, the advanced exploration activities continue. A new mine plan provides for doubling the plant throughput to 7,000 tonnes per day starting in 2017 with gold production averaging approximately 600,000 ounces per year over 15 years. Initial gold production is scheduled to start in the fourth quarter of 2014. Life-of-mine cash costs are expected to be below $400 per ounce and the total capital cost to full production is approximately $1.4 billion. During the first quarter of 2011, over 12,000 metres of surface diamond drilling was completed. The program was designed to better define the mineralized zones between the 400 and 650 metre levels below surface where the first levels of the mine will be developed and to convert inferred resources into measured and indicated resources. At quarter end, the 725 metre deep exploration shaft had reached a depth of 200 metres below surface and is expected to reach its target depth in the second quarter of 2012. The project is expected to receive final clearance to commence construction with the receipt of the Environmental and Social Impact Assessment (ESIA) permit in the third quarter of 2011.

Following the completion of a scoping study at Cochenour, full-scale development of this project is underway. Ore from Bruce Channel will be transported via the high speed haulage drift and processed at Red Lake's existing Campbell milling facilities at a rate of approximately 1,500 tonnes per day. Estimated life-of-mine gold production is expected to average between 250,000 - 275,000 ounces per year over an approximate 20-year mine life at total cash costs below $350 per ounce. In the first quarter, work advanced on the upgrade and expansion of the Cochenour shaft and development of the high speed haulage drift. Exploration drilling is ramping up on surface with four drills working on delineating and expanding the resource at Cochenour.

Exploration and development work continued at Camino Rojo an advanced-stage district exploration project near Penasquito. A total of 20,300 metres were drilled from five rigs. Shallow RAB-style drilling has expanded the known extent of the prospective, hydrothermally altered rocks for 1.5 kilometres east of the Represa resource, beneath post-mineral cover.

At the El Morro project, approval of the Environmental Impact Assessment (EIA) was received on March 14, 2011 which authorizes El Morro, upon receipt of the required sectoral permits, to build the mine and facilities as presented in the EIA submitted in late 2008. Studies are ongoing to evaluate the optimum configuration of the plant and facilities including an assessment of any resulting impacts to costs and schedule. An update to the feasibility study will be completed in the third quarter and any changes will be incorporated into that study.

This release should be read in conjunction with Goldcorp's first quarter 2011 financial statements and MD&A report on the Company's website, www.goldcorp.com, in the "Investors" section under "Financials".

A conference call will be held on May 5, 2011 at 10:00 a.m. (PDT) to discuss the first quarter results. Participants may join the call by dialing toll free 1-866-223-7781 or 1-416-340-8018 for calls from outside Canada and the US. A recorded playback of the call can be accessed after the event until June 5, 2011 by dialing 1-800-408-3053 or 1-905-694-9451 for calls outside Canada and the US. Pass code: 2100211. A live and archived audio webcast will also be available at www.goldcorp.com.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

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    (1) The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The
        Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.
        Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production cash costs.
        Commencing in 2011, production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metals prices of $1,250 per ounce of gold, $20 per ounce of silver,
        $3.25 per pound of copper, $0.90 per pound of lead and $0.90 per pound of zinc, rather than realized sales prices.  Using actual realized sales prices, the co-product total cash costs would be $492 per gold ounce for the three months ending March 31, 2011. Refer to page 34 for a reconciliation of total cash costs to reported production costs.
    (2) Adjusted net earnings and adjusted net earnings per share are non-
        GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance.
        Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 35 of the 2011 first quarter MD&A for a reconciliation of adjusted earnings to reported net earnings.
    (3) Free cash flows is a non-GAAP performance measure which the Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting expenditures on mining interests and deposits on mining expenditures from net cash provided by operating activities of continuing operations. Refer to page 35 of the 2011 first quarter
        MD&A for a reconciliation of free cash flow.
    (4) The Company has included a non-GAAP performance measure, margin per gold ounce, throughout this document. The Company reports margin on a sales basis. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with
        GAAP.

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        (in $ millions, except where noted)                            Q1'11
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        Revenues per Financial Statements                             $1,216
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        Treatment and refining charges on concentrate sales              $30
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        By-product silver and copper sales and other                   ($373)
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        Gold revenues                                                   $874
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        Divided by ounces of gold sold                               627,300
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        Realized gold price per ounce                                 $1,394
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        Deduct total cash costs per ounce of gold sold(1)              ($188)
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        Margin per gold ounce                                         $1,206
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Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2010 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

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    SUMMARIZED FINANCIAL RESULTS
    (in millions of United States dollars,except per share and per ounce amounts)
                                                          Three Months Ended
                                                                March 31
                                                           2011         2010
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    Revenues                                             $1,216         $718
    Gold produced (ounces)                              637,600      600,100
    Gold sold (ounces)                                  627,300      544,200
    Copper produced (thousands of pounds)                21,384       35,282
    Copper sold (thousands of pounds)                    21,387       24,499
    Silver produced (ounces)                          6,143,400    3,332,500
    Silver sold (ounces)                              5,911,000    1,290,100
    Lead produced (thousands of pounds)                  36,529       11,791
    Lead sold (thousands of pounds)                      31,395            -
    Zinc produced (thousands of pounds)                  55,564       17,463
    Zinc sold (thousands of pounds)                      59,524            -
    Average realized gold price (per ounce)              $1,394       $1,111
    Average London spot gold price (per ounce)           $1,386       $1,109
    Average realized copper price (per pound)             $4.27        $3.58
    Average London spot copper price (per pound)          $4.38        $3.29
    Average realized silver price (per ounce)            $28.91       $17.24
    Average London spot silver price (per ounce)         $31.86       $16.93
    Average realized lead price (per ounce)               $1.21            -
    Average London spot lead price (per ounce)            $1.18        $1.01
    Average realized zinc price (per ounce)               $1.07            -
    Average London spot zinc price (per ounce)            $1.09        $1.04
    Total cash costs - by-product (per gold ounce)         $188         $323
    Total cash costs - co-product (per gold ounce)         $504         $436
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    Production Data:
    Red Lake gold mines :  Tonnes of ore milled         210,600      211,500
                           Average mill head grade
                            (grams per tonne)                29           27
                           Gold ounces produced         186,100      181,200
                           Total cash cost per
                            ounce - by-product             $322         $298
    Porcupine mines :      Tonnes of ore milled       1,010,300    1,020,200
                           Average mill head grade
                            (grams per tonne)              2.02         1.98
                           Gold ounces produced          59,800       62,100
                           Total cash cost per
                            ounce - by-product             $733         $654
    Musselwhite mine :     Tonnes of ore milled         350,200      334,500
                           Average mill head grade
                            (grams per tonne)              6.22         5.85
                           Gold ounces produced          67,300       61,300
                           Total cash cost per
                            ounce - by-product             $621         $681
    Penasquito :           Tonnes of ore mined       13,859,300            -
                           Tonnes of waste removed   31,048,200            -
                           Tonnes of ore milled       7,937,200            -
                           Average head grade
                            (grams per tonne) - gold       0.31            -
                           Average head grade
                            (grams per tonne)
                            - silver                      23.51            -
                           Average head grade (%)
                            - lead                         0.32            -
                           Average head grade (%)
                            - zinc                         0.53            -
                           Gold ounces produced          57,600            -
                           Silver ounces produced     4,374,400            -
                           Lead (thousands of pounds)
                            produced                     36,500            -
                           Zinc (thousands of pounds)
                            produced                     55,600            -
                           Total cash cost per
                            ounce - by-product          ($1,488)           -
                           Total cash cost per
                            ounce - co-product             $671            -

    Los Filos mine :       Tonnes of ore mined        6,016,300    6,731,200
                           Tonnes of waste removed    9,468,100    8,241,200
                           Tonnes of ore processed    6,034,000    7,021,300
                           Average grade processed
                            (grams per tonne)              0.75         0.60
                           Gold ounces produced          94,600       72,100
                           Total cash cost per
                            ounce - by-product             $427         $412
    El Sauzal mine :       Tonnes of ore mined          520,100      692,600
                           Tonnes of waste removed    1,498,200    1,613,700
                           Tonnes of ore milled         525,800      488,600
                           Average mill head grade
                            (grams per tonne)              1.53         2.31
                           Gold ounces produced          24,500       33,700
                           Total cash cost per
                            ounce - by-product             $499         $352
    Marlin mine :          Tonnes of ore milled         373,200      470,700
                           Average mill head grade
                            (grams per tonne) - gold       6.91         4.78
                           Average mill head grade
                            (grams per tonne) - silver      166          109
                           Gold ounces produced          77,800       68,900
                           Silver ounces produced     1,769,000    1,254,300
                           Total cash cost per
                            ounce - by-product            ($324)        $109
                           Total cash cost per
                            ounce - co-product             $330         $330
    Alumbrera mine :(1)    Tonnes of ore mined          990,200    2,260,900
                           Tonnes of waste removed    4,936,500    5,974,200
                           Tonned of ore milled       3,396,000    3,514,100
                           Average mill head grade
                            (grams per tonne) - gold       0.45         0.51
                           Average mill head
                            grade (%) - copper            0.39%        0.54%
                           Gold ounces produced          34,100       41,300
                           Copper (thousands of
                            pounds) produced             21,400       35,300
                           Total cash cost per
                            ounce - by-product            ($232)       ($961)
                           Total cash cost per
                            ounce - co-product             $862         $536

    (1) Goldcorp's interest - 37.5%

     Marigold mine :(1)    Tonnes of ore mined        2,033,200    1,959,800
                           Tonnes of waste removed    6,490,700    6,462,900
                           Tonnes of ore processed    2,033,200    1,959,800
                           Average grade processed
                            (grams per tonne)              0.54         0.65
                           Gold ounces produced          22,500       30,500
                           Total cash cost per
                            ounce - by-product             $785         $507
    Wharf mine :           Tonnes of ore mined          606,000      883,700
                           Tonnes of ore processed      574,300      783,900
                           Average grade processed
                            (grams per tonne)              0.65         0.86
                           Gold ounces produced          13,300       18,300
                           Total cash cost per
                            ounce - by-product             $898         $562
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    Financial Data:
    Cash provided by operating activities of
     continuing operations                                 $586         $282
    Earnings from continuing operations attributable
     to shareholders of Goldcorp Inc.                      $651         $232
    Net earnings attributable to shareholders of
     Goldcorp Inc.                                         $651         $247
    Earnings from continuing operations per
     share - basic                                        $0.82        $0.32
    Net earnings per share - basic                        $0.82        $0.34
    Adjusted net earnings per share - basic               $0.50        $0.22
    Weighted average number of shares
     outstanding (000's)                                798,462      733,760
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    (1) Goldcorp's interest - 66.67%

    Condensed Interim Consolidated Statements of Earnings
    (In millions of United States dollars,
    except for per share amounts - Unaudited)
                                                             Three Months
                                                            Ended March 31

                                                           2011         2010
    -------------------------------------------------------------------------
    Revenues                                         $    1,216   $      718
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    Mine operating costs
      Production costs                                     (451)        (286)
      Depreciation and depletion                           (164)        (126)
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                                                           (615)        (412)
    -------------------------------------------------------------------------
    Earnings from mine operations                           601          306
    Exploration and evaluation costs                        (12)         (14)
    Share of net earnings and losses of associates            2            -
    Corporate administration                                (58)         (36)
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    Earnings from operations                                533          256
    Gain on disposition of securities                       320            -
    Gains (losses) on derivatives, net                      (57)          66
    Loss on disposition of mining interest                    -          (19)
    Finance costs                                            (6)          (8)
    Other income (expenses)                                  22          (12)
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    Earnings from continuing operations before taxes        812          283
    Income taxes                                           (161)         (51)
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    Net earnings from continuing operations                 651          232
    Net earnings from discontinued operations                 -           15
    -------------------------------------------------------------------------
    Net earnings                                     $      651   $      247
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    -------------------------------------------------------------------------
    Net earnings from continuing operations
     attributable to:
      Shareholders of Goldcorp Inc.                  $      651   $      232
      Non-controlling interests                               -            -
    -------------------------------------------------------------------------
                                                     $      651   $      232
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    -------------------------------------------------------------------------
    Net earnings attributable to:
      Shareholders of Goldcorp Inc.                  $      651   $      247
      Non-controlling interests                               -            -
    -------------------------------------------------------------------------
                                                     $      651   $      247
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Net earnings per share from continuing
     operations
      Basic                                          $     0.82   $     0.32
      Diluted                                              0.81         0.27
    Net earnings per share
      Basic                                          $     0.82   $     0.34
      Diluted                                              0.81         0.29

    Condensed Interim Consolidated Statements of Cash Flows
    (In millions of United States dollars - Unaudited)

                                                             Three Months
                                                            Ended March 31

                                                           2011         2010
    -------------------------------------------------------------------------
    Operating Activities
    Net earnings from continuing operations          $      651   $      232
    Adjustments for:
    Reclamation expenditures                                 (4)          (6)
    Gain on disposition of securities                      (320)           -
    Loss on disposition of mining interest                    -           19
    Items not affecting cash
      Depreciation and depletion                            164          126
      Share of net earnings and losses of associates         (2)           -
      Share-based compensation expense                       22           10
      Unrealized losses (gains) on derivatives, net          49          (68)
      Accretion of reclamation and closure cost
       obligations                                            3            4
      Deferred income tax recovery                         (100)        (127)
      Other                                                   -            8
    Change in working capital                               123           84
    -------------------------------------------------------------------------
    Net cash provided by operating activities of
     continuing operations                                  586          282
    -------------------------------------------------------------------------
    Net cash provided by operating activities of
     discontinued operations                                  -           19
    -------------------------------------------------------------------------
    Investing Activities
      Acquisitions, net of cash acquired                      -         (797)
    Expenditures on mining interests                       (346)        (281)
    Deposits on mining interest expenditures                 (6)         (17)
    Repayment of capital investment in Pueblo Viejo          64            -
    Proceeds from disposition of mining interests, net        -           47
    Income taxes paid on disposition of
     Silver Wheaton shares                                    -         (149)
    Proceeds from sale of securities, net                   519            -
    Interest paid                                            (9)           -
    Other                                                   (10)          (5)
    -------------------------------------------------------------------------
    Net cash provided by (used in) investing
     activities of continuing operations                    212       (1,202)
    -------------------------------------------------------------------------
    Net cash used in investing activities of
     discontinued operations                                  -           (4)
    -------------------------------------------------------------------------
    Financing Activities
      Debt borrowings                                         -          600
    Debt repayments                                           -         (150)
    Common shares issued, net of issue costs                 11            6
    Dividends paid to shareholders                          (75)         (33)
    -------------------------------------------------------------------------
    Net cash provided by (used in) financing
     activities of continuing operations                    (64)         423
    -------------------------------------------------------------------------
    Effect of exchange rate changes on cash
     and cash equivalents                                   (10)           -
    -------------------------------------------------------------------------
    Increase (decrease) in cash and cash equivalents        724         (482)
    Cash and cash equivalents, beginning of period          556          875
    -------------------------------------------------------------------------
    Cash and cash equivalents, end of period         $    1,280   $      393
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Condensed Interim Consolidated Balance Sheets
    (In millions of United States dollars - Unaudited)

                                                At           At          At
                                          March 31  December 31    January 1
                                              2011         2010         2010
    -------------------------------------------------------------------------
    Assets
    Current assets
      Cash and cash equivalents         $    1,280   $      556   $      875
      Accounts receivable                      387          444          279
      Inventories and stockpiled ore           454          397          349
      Notes receivable                          64           64            -
      Asset held for sale                        -            -           57
      Other                                     92          115           95
    -------------------------------------------------------------------------
                                             2,277        1,576        1,655
    -------------------------------------------------------------------------
    Mining interests
      Owned by subsidiaries                 23,573       23,499       16,731
      Investments in associates              1,305        1,251          565
    -------------------------------------------------------------------------
                                            24,878       24,750       17,296
    -------------------------------------------------------------------------
    Goodwill                                   762          762          762
    Investments in securities                  324          924          388
    Note receivable                             47           47            -
    Deposits on mining interest
     expenditures                                8            6           87
    Other                                      125          122          116
    -------------------------------------------------------------------------
    Total assets                        $   28,421   $   28,187   $   20,304
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Liabilities
    Current liabilities
      Accounts payable and accrued
       liabilities                      $      506   $      561   $      392
      Income taxes payable                     337          224          184
      Current derivative liabilities           101           97           11
      Other                                     31           28           49
    -------------------------------------------------------------------------
                                               975          910          636
    Deferred income taxes                    5,828        5,978        3,897
    Long-term debt                             705          695          656
    Non-current derivative liabilities         367          328          303
    Provisions                                 342          354          298
    Non-current income taxes payable           129          102           48
    Other                                       60           54           40
    -------------------------------------------------------------------------
    Total liabilities                        8,406        8,421        5,878
    -------------------------------------------------------------------------
    Equity
    Shareholders' equity
      Common shares, stock options and
       restricted share units               16,438       16,407       13,463
      Investment revaluation reserve           102          460          137
      Retained earnings                      3,262        2,686          775
    -------------------------------------------------------------------------
                                            19,802       19,553       14,375
    Non-controlling interests                  213          213           51
    -------------------------------------------------------------------------
    Total equity                            20,015       19,766       14,426
    -------------------------------------------------------------------------
    Total liabilities and equity        $   28,421   $   28,187   $   20,304
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

For further information: Jeff Wilhoit, Vice President, Investor Relations, (604) 696-3074, Fax: (604) 696-3001, Email: info@goldcorp.com, Website: www.goldcorp.com

CO: Goldcorp Inc.

CNW 11:00e 05-MAY-11